Exhibit 99.1

1 (NASDAQ : DHRM) 1 Investor Presentation November 2014 Dehaier Medical Systems Limited

2 This presentation contains forward - looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward - looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward - looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward - looking statements. In addition, the company disclaims any obligation to update any forward - looking statements to reflect events or circumstances after the date hereof. Forward Looking Statements

Ticker Symbol DHRM ( NasdaqCM ) Industry Healthcare Sector Medical Equipment& Sleep Respiratory Products Target Markets Hospitals / Medical Institutions Recent Price (11/03/2014) $4.81 Shares Outstanding 5.62 million Market Cap. (11 /03/2014) $27 million Fiscal Year End December 31 Overview - Company Snapshot 3 Dehaier Medical is positioning itself to be a leading provider of wearable sleep respiratory solutions to OSAS patients as well as a service provider of cloud – based healthcare system . ▪ Established in 2003 , h eadquartered in Beijing with sales offices across China ▪ C ompleted IPO and NASDAQ listing in 2010 ▪ Focuses on offering a wide range of medical devices and the solutions to Sleep Apnea Disorder, Telemedicine and Mobile Healthcare services in the emerging Chinese market

Overview- Company Milestones

德海尔医疗
Dehaier Medical

Medical Devices Business → *Nationwide distribution network* → *Government Procurement Projects* → *Sustainable growth through further expansion in distribution network*

Sleep Respiratory Business → *OSAS diagnosis, treatment and post-treatment evaluation* → *Sleep Respiratory big data analysis and application*

1994 — 2003 — 2006 — 2007 — 2009 — 2010 — 2013 — 2014 — Futur e

1994
- Incubation of the medical devices business

2003 / 2006
- Completed the registration and BVI structure
- Raised $1.2M in Series A financing

2007
- Raised $2.0M in Series B financing in 2007 (by Milestone Capital)
- Expanded distribution network

2009 / 2010
- Launched overseas marketing in 2009
- Completed IPO and NASDAQ listing in 2010, initiated sleep respiratory business

2013 / 2014
- Establishes new strategic plan to target wearable sleep respiratory solutions, telemedicine, and cloud-based medical services

4

Overview - Strong R&D Capability ▪ R&D and production center in Zhongguancun Sci - Tech Park with full compliance to ISO13458 Standard . ▪ Core R&D personnel with strong education background, extensive project execution experiences, and established relationship with hospitals and academic experts. ▪ 20 R&D patents and software copyrights, and continued diversification of IPs ▪ Awarded “National New & High - tech Enterprise” 2009 - 2014 5

Financial Performance 6 6.60 9.41 12.37 19.60 21.64 21.37 16.86 2007 2008 2009 2010 2011 2012 2013 Revenue ($ mm) 0.92 1.40 3.26 6.79 5.69 6.53 5.40 2007 2008 2009 2010 2011 2012 2013 EBITDA ($mm) 0.85 0.98 2.73 4.56 3.13 3.22 2.00 1.12 0.69 0.70 0.43 2007 2008 2009 2010 2011 2012 2013 Net income($mm) EPS - 5.00 10.00 15.00 34% 35% 36% 37% 38% 39% 40% 2006 2007 2008 2009 2010 2011 2012 2013 2014 Gross profit ($mm) Gross Margin

Medical Devices Business 7

▪ Over 20 years of selling a wide range of medical devices through a combination of direct sales and nationwide distributor network ▪ Selling through over 2,000 domestic distributors and dealers ▪ Selling to more than 3,000 hospitals and clinics ▪ Proven experience for medical devices government procurement project Medical Devices Distribution *Certain branded equipment distributed per procurement projects, not via distribution agreements 8 Radius C Arm X Ray Machine Heyer Modular Anesthesia Machine Heyer Narkomat Anesthesia Machine Kontron Anesthesia Machine DHR 280 Air Compressor Event Inspiron Ventilator Radius C Arm X Ray Machine Heyer Modular Anesthesia Machine

Sleep Respiratory Business 9 What is OSAS Market Solutions and Technology Business Model

10 Sleep Respiratory Business - What is OSAS OSAS （ Obstructive Sleep Apnea Syndrome ） , is a common sleep disordered breathing disease . OSA Risks - severe medical complications • 2 times consuming medical resources than healthy people • 3 times the rate of apoplexy among OSA than healthy population The OSAS occurs when soft palate in the rear of the throat collapses, thus closing the airway and causing the sleeper to stop breathing for at least 10 seconds and being associated with decline of SPO 2 .

11 Interaction Effect OSAS Nighttime Hypoxemia, Hypercapnia Neurologic dysfunction, Endocrine Dysfunction Multiple organs and systems damage Common Symptom of OSAS Snoring, drowsiness, dreaminess, suffocation in the sleep Fatigue, elevation of blood pressure in the morning and headache （ blood pressure after sleep is higher before sleep ） Memory deterioration, hypophrenia , inattention Heartburn caused by GER, retrosternal pain Dysphoria, anxiety disorder and depression  30% of hypertension patients have OSAS,45% - 48% of OSAS patients have hypertension ；  35% of coronary heart disease patients have OSAS; 5 times higher deathrate for coronary disease patients with OSAS ；  77% of diabetes mellitus II suffer from OSAS ；  70% of obese patients have OSAS Hypertension Coronary Heart Disease CVA Diabetes A rrhythmia Pulmonary Heart Disease Psychiatric Disorder GER Sleep Respiratory Business - What is OSAS

OSAS Patients Markets in the U.S. and China 12 OSAS Patients Diagnosed Patients Treated Patients patients in 1000’s Data S ource: CMA x According to epidemiological survey, 26% adults may suffer from OSAS and 7% adults have severe OSAS symptoms x World OSAS incidence rate ： 4% - 6% ， approximately 180 million patients in the world and 95% are not diagnosed China, 50M India, 43M LatinAm , 13M Russia, 5M Turkey, 2M ROW, 71M World OSAS Patients by Region Sleep Respiratory Business – Sizable Market Opportunity 12,000 50,000 0 10000 20000 30000 40000 50000 60000 OSA patients USA China 4,800 500 0 1000 2000 3000 4000 5000 6000 Diagonised patients 3,000 100 0 500 1000 1500 2000 2500 3000 3500 Treated patients

Sleep Diagnosis in First - Class (3A) Hospitals in China • Of 1039 3A hospitals in China, 48 in Beijing, 34 in Shanghai and 29 in Guangzhou • Currently there are over 1200 sleeping medical departments in China, which have only 400 PSG, a major sleep diagnosis equipment used in public hospitals 13 300 million population ， 5000 sleep monitoring centers （ minimum six beds ） 1.4 billion population ， 10 sleep monitoring centers ( minimum six beds ), annual industry value <RMB 1B （ excluding homecare sleep respiratory products ） According to epidemiological statistic, over 50 million OSAS patients (excluding OSAS patients with coronary disease, hypertension and diabetes ) were in China in 2013 , while less than 5% market was developed by hospital sleeping centers, which is mainly due to limitation of diagnosis technologies, insufficient resources in hospitals, such as beds and equipment operation technicians. Sleep Respiratory Business - Strong Market Demands

Sleep Respiratory Business - Strong Market Demands 14 Based on the research in Beijing, Shanghai, etc. 5 tier one cities and Hebei, Shandong, etc. 7 provinces ： x 173 hospitals operate OSA diagnosis and they all use “PSG” diagnosis system x Each department has only 2.13 beds x Only 94,000 successful cases of OSA diagnosed in a year Analysis of sleep diagnose for hospitalized patients Analysis of sleep diagnose for outpatients outpatients Based on the research on 10 “3A” hospitals such as Peking union medical college hospital, etc.: x The departments related with sleep breathing disorders include cardiovascular, endocrinology, respiratory and geriatrics x Each year there are 69,590 hospitalized patients and 1.6 million outpatients. x Nationally the hospitalized patients in related departments may reach 6.96 million per year.

15 x T he market of OSAS diagnosis and treatment devices was $7.9 billion in 2011 and is expected to reach $19.7 billion by 2017 x North America is the largest market followed by Europe and Asia . The Asia market is expected to grow at the fastest rate with increasing public awareness to sleep health. 2011 - 2017 Chinese Wearable Medical Devices Market Mobile Healthcare Industry Segmentation D ata S ource ： iiMedia Research Chronic Disease Managemen t … Diagnosis 15% Treatment 10% other 10% Market value in $100M Growth Rate Sleep Respiratory Business – Addressable Market Prospects

Leading Brands of PSG & CPAP

德海尔医疗
Dehaier Medical

Conventional OSAS Diagnosis Device - PSG

PSG International Brands

- Philips Respironics
- Natus (Embla)
- Compumedics
- SOMNOmedics
- Weinmann
- Sibel


Full PSG

PSG Home Brands

- Curative Medical Technology Co.
- SASN Medical Supplies Co. Ltd.
- BMC Medical Co. Ltd.
- Beijing Best-Med Technology Ltd.

OSAS Treatment Device - CPAP (including mask)

No.1 PHILIPS RESPIRONICS

No.2 RESMED (NYSE: RMD)

The two brands took 70%- 80% of CPAP market share in China



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Xinjiang Tibet Sichuan Qinghai Inner Mongolia Ningxia Yunnan Guizhou Hunan Hubei Chongqing Shanxi Heilongjiang Jilin Liaoning Shandong Shaanxi Henan Anhui Zhejiang Fujian Jiangxi Jiangsu Shanghai Beijing Hebei Tianjin Gansu Taiwan Guangdong Guangxi Hainan Business Development Progress 17 As of early November 2014, the first batch and second batch totaling 58 medical institutions including sleep medical centers, departments of respiration, ENT, neurology in 48 first - class hospitals and 10 private medical examination centers equipped our systems Peking Union Medical College Hospital Shanghai Zhongshan Hospital General Hospital of PLA No.304 Hospital of PLA Air Force General Hospital of PLA ……

Sleep Respiratory Business ---- Total Solution Dehaier Medical aims to be the leader in providing comprehensive sleep respiratory solutions (diagnosis, treat, post - treatment evaluation, etc.) for OSAS in China. All of the core products and system for the solution has acquired CFDA. 18

19 x Integrates data from over ten thousands of testing cases and developed a new algorithm to use Photoplethysmography technology to quantify key index of OSAS based on 13 years of R&D efforts by WideMed , an Israeli company focusing on physiological signal process x Much simplified OSAS diagnosis procedure and significantly improved efficiency in data collection with cloud - based technology x Global leading PPG analysis and process technology that is awarded 18 patents, CE, FDA and CFDA certifications Morpheus Ox Sleep Obstructive Apnea Analysis System Sleep Respiratory Business – Expertise in Technology

20 PSG & MOS Comparison PSG Morpheus Ox System Diagnosis Location Sleep monitoring center in hospitals No restrictions to locations Leads Over 7 leads and more than 10 electrodes to be fixed on different parts of body 3 leads and only a watch - sized device and a data collector wrapped on a finger are required Accuracy International recognized “gold standard” ， but complexity of operation and high requirement of doctor manual analysis lead weak relevancy for multiple diagnosis results from the same patients CE, FDA certifications and 18 patents, and proved clinic testing results make the doctors very satisfied with the Morpheus Ox system Efficiency Diagnosis quantity is limited by the number of PSG and beds No diagnosis quantity ceiling and diagnosis reports can be generated in 10 min System Cost 100K to 200K for home brands 300K to 500K for international brands Free devices and workstations provided to customers Web Application No network service A new application system for mobile and smart healthcare Medical record Management Local Database in which hospitals and departments can not share the medical case recourses Complete medical cases database on Cloud - based server gives doctors full resources of the statistics and capability of future corporation Fields Sleep monitoring centers Hospitals, ward, private medical examination centers, health care organizations etc.

21 Traditional Sleep Diagnosis Devices - PSG & Screening Figure 1 PSG Diagnosis Patients have to wear multiple electrodes and stay in hospital bed overnight to finish the test Figure 2 PSG Diagnosis With complicated electrodes, patients may have difficulties in sleeping and doctors was required high operating skills Diagnosis based on airflow from nose and mouth is highly unreliable Figure 3 Screening Device

Sleep Respiratory Business ---- Business Model Cloud - based Software （ Morpheus Ox ） Workstation Sleep Holter + Disposable PPG Sensor Diagnosis Report Dehaier offers the Efficient Sleep Diagnosis S ystem with Sleeping Holter , Workstations to hospitals and medical institutions for free and Dehaier charges the Single - Use PPG Sensors. The sleep diagnostic fee is covered by National Medical Insurance . Workflow ： 22

Hospital MEC Community Clinics Individual Customer Business Development Plan 23  To establish Example Hospitals  Nationwide Hospitals development  To implement Sleep diagnosis relevant dept. in hospitals  To develop OSAS diagnosis as a conventional physical examination program  To deliver the sleep diagnosis systems and implement the sleep diagnosis  CPAP sales  To implement homecare sleep diagnosis  CPAP sales Patients DHRM Hospital » Overcome the difficulty to cure the disease » Gain the benefit from post sale monitoring and service » Consumables and ventilator sales revenue » Post sale service revenue » Build comprehensive business platform » Improve the efficiency of diagnosis » Increase revenue for the hospital » Keep relevant medical record for further reference  Sales Model: Focus on sales through distributors with small portion of direct sales  Development Plan : Focus on 1200 f irst - class hospitals across the country OSAS Relevant departments (such as Cardiology, Endocrinology, ENT) will lead growth

Future Growth and Strength 24

Growth Strategy • Start selling Sleep Diagnosis System and CPAP products • Enter into telemedicine and mobile medicine sector • Utilize the cloud - based health management service platform to engage in value - added business • Keep steady growth of medical equipment distribution • Pursue new distribution partners • Expand and strengthen the efforts on government procurement Business 3% 27% 70% 97% 73% 30% 2014 2017 2020 Sleep Respiratory Business Medical Equipment Revenue Forecast 25

Competitive Strength  Favorable Industry Trends and Significant Market Potential  Leading software technology and medical r esources integration strength  World - leading wearable OSAS diagnosis technology with sustainable profit model, full CFDA registrations acquired which is a high entry barrier and significant technology advantage over competitors  Flexible financing options as a U.S. - listed public company to support the business growth  Experienced management team with industry expertise and corporate credibility 26

27 Contact Information 27 Janice Wang, IR Director Tel: +86 010 5166 0080 Email: investors@dehaier.com.cn http://www.dehaier.com.cn